December 2, 2005
via U.S. Mail
Dr. John W. Whitney
Chief Executive Officer
Itronics Inc.
6490 S. Mc Carran Blvd., Building C-23
Reno, Nevada 89509

Re:	Itronics Inc.
		Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed November 10, 2005
	File No. 333-127855



Dear Dr. Whitney:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please update the financial statements and related disclosure included in the registration statement for the most recent nine month interim period. In addition, your disclosure in the prospectus should be updated to reflect developments at least as current as the most recently filed quarterly report for the fiscal quarter ended September 30, 2005.


Risk Factors, page 6

2. Please re-order the risk factor discussion so that you present those risks that are relatively more material to your operations first. For example, the risk factor regarding your significant dependence on single customers for your fertilizer sales and photochemical recycling revenues would appear to be relatively more material than the more general risk factors appearing on page 7. Please revise your disclosure accordingly.

Risks Relating to Our Business, page 6

If we are unable to obtain..., page 6

3. We note the disclosure in your liquidity and capital resources discussion in which you indicate that based on currently available funding, you will have working capital through March to June of 2006.
Please revise the risk factor heading and supplement the risk factor disclosure so that you specifically reference the anticipated shortfall in liquidity and capital resources that could occur as early as March 2006.

Our Mining Technical Services Revenues Were Dependent..., page 7

4. Revise the heading of this risk factor and the discussion that follows to clearly state that you no longer have a contract that provides the revenue stream which accounted for 75% of revenues in the mining and technical services segment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 13

Results of Operations, page 14

5. We note the revisions in response to our prior comment 17 and partially reissue the comment. Instead of generally listing the factors that affect your photochemical recycling and silver bullion revenues, explain how and why the listed factors impact your revenues. Also, rather than merely stating that fertilizer revenues are impacted by seasonality (i.e. the growing season), specify the months that constitute the growing season.

6. We note your response to prior comment 19. Please provide us with a summary of the evidence that you considered in determining that a right of setoff exists and is enforceable at law with regard to your net presentation of photochemical recycling receivables and silver in inventory payables. See paragraph 7 of APB 10 and paragraph 5 of FIN
39.

7. We note your response to prior comment 22. Please balance your business discussion of expanding the states where fertilizer products are registered and efforts to begin sales in these new territories with analysis in MD&A of the costs involved to date and expectations of costs for the near future of implementing these plans.

8. We note your response to prior comment 23. Please provide us with a cross-reference to where you have specifically discussed who manufactures the concentrators and how sales in this area affect the flexibility of your operations. Please note that for all responses to our comments, a specific cross reference to the location of information greatly facilitates our review.

9. We note your response to prior comment 25. Please provide a more specific cross reference to where you have discussed the inventory and account receivable factoring arrangement in more detail in MD&A.
The availability and terms of the arrangements and how management uses the arrangement enhance an investor`s understanding of the company`s liquidity and capital resources.

Photochemcial Fertilizer, page 15

10. We reissue comment 28. Your statement that in the "near term, this will result in reduced photochemical recycling revenue..." is insufficient in explaining the consequences to your operations resulting from the termination of the Shutterfly, Inc. supply contract. Please revise your disclosure accordingly.

Financial Statements

Balance Sheet

11. Please cite the authoritative literature supporting your presentation of a current portion of deferred loan fees. We note the definition of a current asset at paragraph 4 of Chapter 3A of ARB
43
which includes cash and other assets reasonably expected to be realized in cash or sold or consumed in the normal operating business cycle.

12. As requested in prior comment 45, identify as a separate line item in your property and equipment breakdown the asset value of equipment under capital lease. Also, considering that the equipment has depreciable lives ranging from five to twenty years, separate line items for the shorter and longer lived items, reflecting their nature and/or function. We note your disclosure at Note 11 that the underlying assets consist of computers, office equipment, plant machinery and automobiles. See paragraphs 4-5 of APB No. 12.

13. With respect to prior comment 46, please revise your response to cite the authoritative accounting literature supporting equity classification of the common stock to be issued in lieu of salaries.

Statement of Operations

14. We note your response to prior comment 48. Please refer to the last sentence of SAB Topic 11-B as it pertains to your presentation of gross profit before depreciation and amortization. Please revise.

Note 1 - Significant Accounting Policies

15. We note your response to prior comment 52. Please revise your disclosures to address the following points:

*	Stock-based Compensation: Address the impact that future
adoption of SFAS 123R will have on your accounting.  See SAB Topic
11-M.
*	Contingencies: Revise your disclosure throughout the document to
use the terms probable, reasonably possible and remote as
indicated
in SFAS 5.
*	Non-cash Transactions: Address the disclosure requirements of paragraphs 32 and 70-74 of SFAS 95 in addition to non-monetary transactions under APB 29 and SFAS 153.
*	Marketable Securities: Paragraph 13 of SFAS 115 requires that available for sale securities by carried at fair value.  Explain your
use of lower of cost or fair value.
*	Web Site Development Costs: Please revise to provide a more
comprehensive analysis of the issues addressed under EITF 00-02
and
how your accounting may change as you advance into different stages
of implementation.
*	Factoring Arrangements: revise to provide specific terms and other information necessary to address the impact of SFAS 125 and
140. Disclose who is the counterparty, caps on amounts that can be factored, how the interest rate is determined, and other pertinent information.

Note 3. Long-Term Debt, page F-13

16. We have read your response to prior comments 54 and 55.
Please
provide us with the pertinent terms of the convertible promissory notes reflected in the 2003 and 2004 long-term debt balances. In your response, please indicate whether or not these notes are considered conventional convertible in accordance with paragraph 4 of
EITF 00-19.  We may have further comment.

Subsequent Events

17. We note from your response to prior comment 60 that the "notes issued in August 2005 have a beneficial conversion feature;" and that the "effect of the beneficial conversion will be included in the statement of operations in the third quarter of 2005." Additionally, we note your disclosure on page 10 of your third quarter Form 10-QSB that describes the accounting treatment you have given to the issuance on June 15, 2005 of four Callable Secured Convertible Notes and associated Stock Purchase Warrants.

Based on the exhibits you filed in a Form 8-K on July 20, 2005, including exhibits 10.1 through 10.13, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features for the secured convertible term notes are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 and its implementation guidance at B15 . It appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the number of shares that may be converted by the holder of the notes is not fixed. In this regard, we note that the conversion price is defined as the lesser of the variable conversion price and the fixed conversion price of $.10. This coincides with the statement in your Form SB-2 that "Accordingly, there is in fact no limit on the number of shares into which the notes may be converted."

Since these notes are not conventional convertible, you would be required to analyze the conversion feature under paragraphs 12-32 of
EITF 00-19. Based on a high-level review of the aforementioned exhibits, and therefore without limitation, we note the following provisions that would result in liability classification under EITF
00-19. If true, you would be required to bifurcate the conversion option feature from the debt host and account for the feature as an embedded derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

* Your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period; otherwise, you are required to pay a liquidated damages payment equal to 2% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. Also, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement.
Refer to paragraph 16 of EITF 00-19;

* You currently do not have sufficient authorized and unissued shares available to settle the notes after considering all other commitments that may require the issuance of stock. We note your disclosure in the Risk Factors of your SB-2, "If we fail to obtain stockholder approval to increase our authorized shares of common stock, we may be subject to various penalties and will be in default of the securities purchase agreement." Refer to paragraphs 19 and 20 of EITF 00-19.

18. In addition, it appears that the warrants you have issued would also be required to be accounted for as freestanding derivative instrument liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above for the secured convertible term note. Please advise.

19. It also appears that the note agreements may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF
Issue 00-19. Without limitation, tell us how you evaluated the following:

* Your option to redeem the notes at a certain predetermined percentage of the outstanding principal and accrued interest depending upon the date of prepayment.

* You will be required to make conversion default payments, in cash or common stock, if you do not have sufficient authorized but unissued shares of common stock to effect a conversion. In this regard, we note that it does not appear that the economic characteristics of this feature are clearly and closely related to the economic characteristics of the debt host.

Please note that we expect you to perform a thorough analysis of all the provisions of your convertible debt instruments in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreements and how you evaluated each provision.

General

20. Update the financial statements in the registration statement as required by Item 310(g) of Regulation S-B.

21. Provide a currently dated consent of the independent public accountant in each amendment.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gabrielle Malits at (202) 551-3702 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Mellissa Campbell Duru at (202) 551-3757,
Tangela S. Richter, Legal Branch Chief, at (202) 551-3685, or me at
(202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Eric Pinero, Esq.
            	Sichenzia Ross Friedman Ference LLP
            	(212) 930-9725

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Dr. Whitney
Itronics Inc.
December 2, 2005
page 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010